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                                                              Exhibit 3.6

                AMENDMENT TO BYLAWS OF CALIFORNIA JOCKEY CLUB

    RESOLVED, that the following shall be added to Section 2.10 of the Bylaws of California Jockey Club:

    No individual who has reached the age of 72 as of the annual meeting of the shareholders at which the Directors are elected, commencing with the 1997 annual meeting, shall be eligible thereafter to serve on the Board of Directors; provided, however, that the Board of Directors, in its discretion and with respect to any particular individual, may waive the foregoing requirement for a period of one year with respect to that individual.